[STRADLEY RONON STEVENS & YOUNG, LLP LETTERHEAD]

MMabry@stradley.com

215.564.8011

February 24, 2012
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”)
File Numbers 333-155709; 811-22255

Dear Ms. Cole:

We are writing in response to your comments to the post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 5, 2011, on behalf of the EGShares India Consumer Goods ETF, EGShares Turkey Small Cap ETF, EGShares South Africa Small Cap ETF, EGShares Beyond BRICs Emerging Asia Consumer ETF, EGShares Emerging Markets Balanced Income ETF, EGShares Beyond BRICs Emerging Asia Small Cap ETF, EGShares Emerging Markets Consumer Small Cap ETF, EGShares Emerging Markets Real Estate ETF, EGShares Beyond BRICs Emerging Asia Infrastructure ETF, EGShares Low Volatility China Dividend ETF and EGShares Low Volatility Brazil Dividend ETF series of the Trust (each a “Fund” and collectively, the “Funds”), which you provided during our telephone conversation on January 19, 2012.  We have responded in the form of a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act on February 24, 2012.  We have reproduced your comments in italics below, followed by our responses.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
February 24, 2012

1.           Please consider using the term “extraordinary expenses” in lieu of “non-routine expenses” in the descriptions of the written fee waiver and expense reimbursement agreement.

The term “non-routine expenses” is consistent with the terms of the written fee waiver and expense reimbursement agreement.  The staff of the U.S. Securities and Exchange Commission (the “Staff”) has previously indicated that events such as mergers do not constitute “extraordinary” events.  Therefore, to make it clear that expenses incurred in connection with events such as mergers are excluded from the fee waiver and expense reimbursement agreement, the term “non-routine expenses” has been used.  However, we will rephrase that clause as “extraordinary and other non-routine expenses,” as the term “non-routine expenses” as used in the fee waiver and expense reimbursement agreement is intended to encompass all extraordinary expenses.

2.           Please add the heading “Example” in front of the expense examples in the summary section of the prospectus.

The requested revisions have been made.

3.           Under the “Principal Investment Strategies” section for the EGShares India Consumer Goods ETF, the current disclosure is as follows:

The Fund invests in the constituent companies of the India Consumer Goods Underlying Index, which may include small and medium capitalized companies (“small cap” and “mid cap” companies, respectively), and are generally consumer goods companies domiciled in India having a market capitalization of at least $100 million at the time of purchase.

Please consider removing the word “generally” or, in the alternative, confirm that the companies in which the Fund primarily invests will be domiciled in India.

We have removed “generally.”

4.           Please consider moving the following sentence in the summary section regarding whether a Fund seeks defensive positions to the “Principal Investment Strategies and Related Risks” section of the prospectus.

The Fund does not seek temporary defensive positions when equity markets decline or appear to be overvalued.

The above-cited sentence has been removed from the summary section of each Fund as requested.  The “Principal Investment Strategies and Related Risks” section of the prospectus already provides the following:

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
February 24, 2012

The Funds do not seek temporary defensive positions when equity markets decline or appear to be overvalued.

5.           Please ensure that the “Principal Investment Strategies” section in the summary section makes it clear that the Funds invest in emerging market securities.

Disclosure in the “Principal Investment Strategies” section for each Fund has been revised, where necessary, to clarify that the respective underlying index that each Fund seeks to track is comprised of emerging market companies (with the exception of the underlying index that the EGShares Emerging Markets Balanced Income ETF seeks to track, which is comprised of 40 emerging market companies and two exchange traded funds (“ETFs”) that trade on U.S. exchanges and invest in emerging market fixed income securities).

6.           State in the summary section how long Mr. Kang has been portfolio manager of each Fund.

The language in the summary section for each Fund has been revised to state the following:  “Mr. Kang has managed the Fund since its commencement of operations in 2012.”

7.           With respect to the EGShares Turkey Small Cap ETF, EGShares South Africa Small Cap ETF, EGShares Beyond BRICs Emerging Asia Small Cap ETF and EGShares Emerging Markets Balanced Income ETF, please explain what a “free-float market capitalization weighted stock market index” is.

We will add the following sentence to the end of that paragraph: “A free-float index is one that only uses freely traded shares in calculating the market capitalization weighting.”

8.           Please clarify what is meant by the term “Beyond BRICs.”

Disclosure has been added to the “Principal Investment Strategies” section for each of the EGShares Beyond BRICs Emerging Asia Consumer ETF, EGShares Beyond BRICs Emerging Asia Small Cap ETF and EGShares Beyond BRICs Emerging Asia Infrastructure ETF to clarify that the emerging market companies in which the Funds invest exclude companies from Brazil, Russia, India and China.

9.           Please confirm that the entity that compiles the underlying indices is unaffiliated with the Funds, ALPS Advisors, Inc. (“ALPS”) or Emerging Global Advisors, LLC (“EGA”).

As stated in the prospectus, each underlying index that a Fund seeks to track is compiled by INDXX, LLC (“INDXX”). We confirm that INDXX is not an affiliated person of the Funds, ALPS or EGA.

10.           Please confirm that the name of the EGShares Emerging Markets Balanced Income ETF complies with Rule 35d-1 under the 1940 Act.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
February 24, 2012

The Rule 35d-1 Adopting Release (Release No. IC-24828, January 17, 2001) (the “Release”) stated the position of the Division of Investment Management that an investment company that holds itself out as “balanced” should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities.  The Fund proposes to gain exposure to fixed income securities indirectly through its investment in equity securities of two ETFs that trade on U.S. exchanges and invest directly in emerging market fixed income securities (the “Underyling ETFs”).  The Fund will invest in the Underlying ETFs to the same extent as the underlying index that the Fund seeks to track, which will consist of at least 25% of the Fund’s assets, and is expected to be 30%.  Therefore, the Trust respectfully believes that the use of the term “Balanced Income” in the Fund’s name is appropriate because of the indirect exposure to emerging market fixed income securities that will be obtained through investments in the Underlying ETFs.

11.           Please confirm that the names of the EGShares Low Volatility China Dividend ETF and EGShares Low Volatility Brazil Dividend ETF are not misleading.

The Trust respectfully believes that the names of the EGShares Low Volatility China Dividend ETF and EGShares Low Volatility Brazil Dividend ETF are not misleading because the disclosure states that “low volatility” is relevant to other companies in that market.  These two Funds disclose under their “Principal Investment Strategies” that they use the term “Low Volatility” to reflect that the Funds invest in companies that provide “lower relative volatility (i.e., low beta)” than leading companies traded on the National Stock Exchange of China and the Hang Seng Stock Exchange or Bovespa Exchange of Brazil, respectively.

In response to your comment, however, the following sentences in the Funds’ “Principal Investment Strategies” sections have been revised as follows (underlined text has been added):

The Low Volatility China Dividend Underlying Index was developed to provide a lower beta than (i.e., comprised of companies having low volatility compared to), and a greater dividend yield (i.e., high income) than, the National Stock Exchange of China and the Hang Seng Index, although there is no guarantee that this result will be obtained.

…

The Low Volatility Brazil Dividend Underlying Index was developed to provide a lower beta than (i.e., comprised of companies having low volatility compared to), and a greater dividend yield (i.e., high income) than, the Bovespa Index, although there is no guarantee that this result will be obtained.

We believe that the “Principal Investment Strategies” disclosure, as revised, addresses any concerns that the Funds’ names not be misleading.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
February 24, 2012

12.           The “Principal Risks” section of the EGShares Emerging Markets Real Estate ETF provides the following:

The Fund’s investments in emerging markets real estate companies expose investors to the risks of owning real estate directly, as well as to risks that relate specifically to the way in which real estate companies are organized and operated, including interest rate risk, leverage risk, property risk and operational risk.

Please clarify how the Fund exposes investors to the risks of owning real estate directly.

The EGShares Emerging Markets Real Estate ETF’s investments in emerging markets real estate companies expose the Fund indirectly to the risks of owning real estate directly.

13.           The “Principal Investment Strategies” section of the EGShares Low Volatility China Dividend ETF provides the following:

The Fund invests in the constituent companies of the Low Volatility China Dividend Underlying Index, which may include small and medium capitalized companies (“small cap” and “mid cap” companies, respectively), domiciled in China having a market capitalization of at least $250 million at the time of purchase.

Please clarify whether the Fund has an upper capitalization limit.

The Fund does not have an upper capitalization limit.

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:       Robert C. Holderith
James J. Valenti